Skadden, Arps, Slate, Meagher & Flom (UK) llp 40 BANK STREET CANARY WHARF LONDON E14 5DS ________ (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com

March 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

RE:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGOLD Limited (“DRDGOLD” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated February 29, 2008, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the “2007 Form 20-F”).

Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Ore Reserves, Page 24

Comment 1:
You refer to both a cutoff grade and a pay limit used to designate your ore grade material, which is a critical component used to evaluate the economic potential of your mineral reserves. Please disclose your cutoff grade used to designate reserves for each of your mines and include the operational costs used to determine your cutoff grade. Please show this calculation demonstrates the cutoff grade or tenor used to define your mineral reserve has reasonable prospects for economic extraction. In establishing your cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response:
In its 2007 Form 20-F under the caption “Ore Reserves”, the Company refers to two types of methods available to select ore for mining: pay-limit grade and cut-off grade. The disclosure goes on to state, however, that the Company currently uses pay-limit grade, not cut-off grade, to determine which areas to mine. While cut-off grades were used to determine reserves at the Porgera Joint Venture (in which the Company held a 20% interest), the Company did not include any Proven or Probable Ore Reserves for Porgera in its Ore Reserve Statement for fiscal 2007 due to the disposal of this joint venture on August 17, 2007.

    The pay-limit grades and costs used to determine reserves as of June 30, 2007 for each of the Company’s remaining mines are as follows:

Operation[1]	Pay-limit grade (g/t)	Costs used to determine Pay- limit grade (R/t)
Blyvoor Underground Surface	8.206 0.203	800.81 15.08
ERPM Underground Surface	9.648 0.530	988.64 53.99
Crown Surface	0.439	43.44

    The Company will incorporate comparable disclosure in future filings.

    As discussed above, the Company does not use cut-off grade to determine its Ore Reserves. In response to the Staff’s request, however, the Company is supplementally providing the following cut-off grade data for the Company’s mines, and the costs used to determine these cut-off grades, as of June 30, 2007:

Cut-off grade (g/t)	Costs used to determine Cut-off grade (R/t)
3.693 n/a	360.36 n/a
4.149 0.403	425.11 41.03

1  As at June 30, 2007, the Company had a 78.72% interest in Emperor Mines Limited, which in turn had a 100% interest in Tolukuma Gold Mines Limited and a 20% interest in the Porgera Joint Venture. On March 28, 2007, Emperor sold the Vatukoula mine, on August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture and on October 22, 2007, the Company sold its entire shareholding in Emperor. Because the Company has disposed of its interests in these mines, pay-limit grade data for these mines is not presented in the table above.

0.334	33.01
11.0	1,617.01

    As noted above, however, the Company does not use cut-off grade in determining which areas to mine.

Ore Reserves, Page 29

Comment 2:
We note that you have raised the gold commodity price used to determine your economic reserves for fiscal 2007 and restated these reserves by using an average gold price of R154,437 per kilogram or $660 per ounce despite recurring losses over the last three years. Please tell us why you selected this particular commodity price for your reserve estimates and not the historic three-year average price as was used for comparison in your sensitivity analysis and pay limit calculations. Please provide supplementally, your current life-of-mine plan for your mining/processing operations.

Response:
The Company did not restate its reserves. Based on prevailing market prices, however, it did increase the assumed market price for gold used in estimating its gold reserves from R 117,055 per kilogram ($582 per ounce) as of June 30, 2006, to R154,437 per kilogram ($660 per ounce), as of June 30, 2007. The Company believes that this latter price is the most relevant price to determine the mineral deposits that could be economically and legally extracted at the time of the reserve determination, as required by SEC Industry Guide 7. The Company does not believe that the historic three-year average gold price of R115,314 per kilogram ($553 per ounce) would be an appropriate price to determine reserves in light of gold price movements over recent periods. For example, the market price for gold was $660 per ounce as of June 30, 2007, $812 per ounce as of December 22, 2007, the date on which the 2007 From 20-F was filed with the Commission, and $947 per ounce as of March 27, 2008. Accordingly, the Company believes that its assumed gold price of $660 per ounce represents a conservative approach to determining the potential of its reserves as of June 30, 2007. The Company also uses the current price of gold in determining its mining plans, and believes that the same price should be used for determining its reserves. In this regard, the Company respectfully notes that the gold price it uses in its reserve determination complies with the South African Code For Reporting Mineral Resources and Mineral Reserves.

In response to the Staff’s request, the Company is today supplementally providing the Staff with the current life-of mine plans for the Company’s operations.

****

      In response to the Staff’s request, enclosed is an acknowledgment letter from Jacob Hendrik Dissel, Acting Chief Financial Officer of the Company.

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, or by facsimile to our Washington D.C. office 202 393 5760, from where it will be directly forwarded to me. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183.

                            Sincerely,

                            /s/ Richard A. Ely

cc:           DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel
           Securities and Exchange Commission
Sean Donahue
George K. Schuler

4